Room 4561
Via fax (949) 585-4091

November 16, 2006

L. George Klaus
Chairman and Chief Executive Officer
Epicor Software Corporation
18200 Von Karman Ave, Suite 1000
Irvine, CA 92612

Re: Epicor Software Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed April 14, 2006
File no. 0-20740

Dear Mr. Klaus:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Very truly yours,

Kathleen Collins
Accounting Branch Chief